

October 5, 2012

<u>Via E-mail</u>
George Blankenbaker
President, Secretary and Treasurer
Stevia Corp.
7117 US 31S
Indianapolis, IN 46227

> **Re:** **Stevia Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 11, 2012**
> **File No. 333-179745**

Dear Mr. Blankenbaker:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Given the nature and size of the transaction being registered, tell us your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

<u>Cover Page</u>

2. Please revise the fee table to break out the shares sold by selling shareholders as a separate line.

Explanatory Note

3. It is inappropriate to refer to the verbal comments of the SEC staff or to suggest that changes are made in response to our comments. If you disagree with a comment, we encourage you to open a dialogue with us about it.

Prospectus Cover Page

4. We note your disclosure that your common stock is listed on the OTCBB under the symbol "STEV.OB." We were unable to find the symbol "STEV.OB" in the OTCBB symbol directory. Please revise or advise. In this regard, we note your disclosure on page 12 that your common stock is quoted on the OTCBB under the symbol "STEV," but we were unable to find such symbol in the OTCBB symbol directory. We were, however, able to find the symbol on the OTCQB. Please direct us to where we can find your company's shares listed on the OTCBB.

Prospectus Summary, page 1

5. Please revise this section to provide a clearer description of your company as of the time of effectiveness. The summary will typically include a brief discussion of your products, your current operations and strategy and your anticipated development. For example, disclose your limited operations to date and whether you currently sell your products, including a brief description of these products and whether you currently provide services, including a brief description of such services. Your summary should also briefly identify the benchmarks, if any, that you must achieve along the way and acknowledge foreseeable obstacles. Revise accordingly.

6. We note your disclosure on page 95 regarding the shares you have recently issued in exchange for services and rights. Please revise to include a recent developments section in your Prospectus Summary that discloses these recent issuances of your common stock in tabular form. In addition, please consider adding a risk factor in your Risk Factors section that addresses the dilutive effect that your practice of issuing shares in exchange for services may have on your shareholders.

Our Business, page 1

7. Please include in one of your introductory paragraphs your revenues, assets, and losses for the most recent audited period and interim stub. This snapshot will help investors evaluate the disclosure as they read the filing. Also, disclose the fact that your independent auditor's report expresses substantial doubt about your ability to continue as a going concern.

8. Please revise to disclose your monthly "burn rate," how long your present capital will last at that rate, and an estimate of the amount of money needed to accomplish your business goals.

9. Please revise to clarify what you mean by your disclosure in the first paragraph of this section that you acquired "certain rights relating to stevia production."

10. Please revise to remove the term "expertise" and clarify what you mean by "experience" in international business management in the third paragraph of this section and on page 20.

11. Please revise to clarify what you mean by "business inputs" in the fourth paragraph of this section and provide a brief explanation of what you mean by "the full spectrum" of agronomic and business inputs.

12. Please revise to briefly describe such "business arrangements."

13. Please revise to clarify what you mean by "global synergies." In addition, please revise to state, if true, that you do not operate any extraction facilities.

14. Your disclosure that your target markets are initially in Vietnam and Indonesia appears to contradict your disclosure on page 19 that Stevia Asia Limited will "allow the Company to expand its China operations." Please revise or advise. In addition, in an appropriate place in your registration statement, please explain any restrictions on foreign ownership of your business under Chinese law, Chinese government reviews or approvals that must be obtained, filings or registrations that must be made with Chinese authorities, and any limitations or approvals that apply to your specific industry under Chinese law. Also explain how these would impact your corporate structure, and whether your structure is sufficient in this regard. Finally, please revise your risk factors section to discuss any risks associated with your intended operations in China or tell us why this is not necessary.

The Offering, page 2

Securities Offered for Resale, page 2

15. We note your disclosure that the securities offered for resale include "up to an aggregate of . . . $683,200.21 of Warrant Shares." Please revise to clarify that $683,200.21 refers to the exercise price of the warrants and that the selling shareholders are offering 1,066,667 shares of common stock at the market price or at negotiated prices.

Equity Purchase Agreement, page 2

16. Please revise the disclosure, here and elsewhere as appropriate to discuss the 35,000 shares you issued to Southridge as an inducement for it to enter into the equity line with you.

17. Please revise to include a discussion of the likelihood that you will ever receive the full amount of proceeds available under the equity line agreement. If it is unlikely that you will receive the full amount, please revise to provide an explanation of why the parties to the equity purchase agreement chose the particular dollar amount of the equity line. In addition, please revise to include a discussion of the effect on your business if you do not receive the full amount of the equity line.

18. Please revise to disclose the current number of shares that the investor may sell based on the current market price and ignoring any caps on the number of shares that the Southridge can own at any time.

19. Please revise to disclose here that Southridge has agreed to refrain from holding more than 9.99% of the then-outstanding shares of your common stock. In addition, please revise to disclose whether this cap may be waived by either party and whether the cap may be avoided by transferring securities to an affiliate of Southridge.

20. Please revise to disclose whether the adjustments to the put amount and the obligations of the parties under the equity purchase agreement occur if the closing price of your shares of common stock equals the floor price or if the closing price must exceed the floor price in order for such adjustments to occur. In this regard, we note that in the second to the last sentence on page 2 you refer to such adjustments occurring when the closing price "falls below the Floor Price." However, in the last sentence on page 2, you refer to such adjustments occurring when the closing price "equals or exceeds the Floor Price." In addition, please revise to clarify whether the floor price is below 20% or 20% of the average of the five most recent closing prices prior to the put date.

Risk Factors, page 5

21. Please revise to remove the second and third sentences in the introduction to the risk factors section as this section to disclose all material and known risk factors and should not reference unknown or immaterial risks.

22. Please revise to include a risk factor that discusses the likelihood that you will have access to the full amount available under the equity line.

23. Please add a risk factor that addresses your ability to maintain a sufficient number of shares authorized for issuance and the risk that you may need to seek shareholder approval if the number of shares issued pursuant to the equity purchase agreement

exceeds the number of authorized shares or tell us why you believe this is not necessary. In addition, please provide us with the calculations and assumptions Greenberg Traurig used in preparing their clean legal opinion.

If our services do not gain acceptance among stevia growers, we may not be able, page 7

24. We note your disclosure on page 7 that you are spending "significant amounts of capital" to develop an intellectual property portfolio. Please revise to provide quantitative information regarding the "significant amounts of capital" you have been spending and intend to spend in order to develop an intellectual property portfolio.

Any failure to adequately establish a network of growers and manufacturers will impede, page 7

25. We note your disclosure on page 7 regarding "[your] methods and protocols." With a view towards revised disclosure, please tell us whether you have developed methods and protocols for stevia production as it appears that you are still in the process of developing an intellectual property portfolio, which you intend to use to develop any methods and protocols. If you have yet to develop such methods and protocols, please revise to clarify the anticipatory nature of this aspect of your business plans.

Plan of Distribution, page 15

26. Please revise to clarify that Southridge's obligations under the equity line are not transferable.

Description of Securities to Be Registered, page 17

27. We note that the selling shareholders are offering 1,066,667 shares of common stock issuable upon the exercise of outstanding warrants. Please revise to describe these warrants pursuant to Item 202(c) of Regulation S-K.

Common Stock, page 17

28. Please revise to remove your disclosure that "[a]ll of the outstanding shares of common stock are fully paid and non-assessable as this is a legal conclusion that you are not qualified to make. Alternatively, please attribute this statement to counsel and file counsel's consent to be named in this section.

Registration Rights, page 18

Southridge Registration Rights, page 18

29. Please revise to remove the references to Rule 144 as Southridge is an underwriter for the shares purchased pursuant to the Equity Purchase Agreement.

Financing Stockholder Registration Rights, page 18

    30. Please revise to provide a brief definition for the term "Financing Stockholders"

Information with Respect to the Registrant, page 19

    31. Please revise to provide a factual description of your current state. For example, we note your disclosure on page 24 that states that you believe that you are the "only company that delivers the full spectrum of agricultural consulting and solutions for stevia growers," and your disclosure on page 24 that you "believe [your] intellectual property suite and [your] ability to serve as a one-stop agribusiness solution will provide [you] with a competitive advantage."

    32. Please revise to provide investors with a clearer and more detailed discussion of your business plans. Provide a discussion of the real costs and timelines you face in reaching your goals. For example, please revise to provide a clearer description of the products and services you intend to sell and offer, when you expect to be able to provide such products and services, the costs and timelines for securing elite plant varieties, developing propagation techniques, conducting field trials, documenting local operating procedures and developing post-harvest techniques, when you expect to acquire additional land or farming contracts and the associated costs, including a clear discussion of your current land holdings and farming contracts that provides quantitative information, when you expect to be in a position to fulfill supply obligations, the time line and associated costs of establishing your research facility in Vietnam, including a description of the facility you intend to establish, the costs associated with hiring local teams of trained staff and the costs associated with your marketing efforts.

    33. If you have a website, please disclose. In this regard, we note that your disclosure on page 37 regarding website development costs.

Background, page 19

    34. We note your disclosure regarding your China operations in the fourth paragraph of this section. Please revise to describe your operations in China.

    35. Please revise to describe the material terms of your agreement with Technew Technology Limited.

The Industry and Our Opportunity, page 20

    36. Please revise to disclose, if possible, an estimate of the prices of your intended services and products.

Overview, page 20

37. We note your disclosure in the third paragraph of this section regarding your "business partnerships." Please revise to describe such partnerships and file the partnership agreements. In this regard, we note your joint venture with Technew Technology Limited.

Stevia as a Food Additive, page 20

38. Please revise the second, third and fourth sentences in the second paragraph of this section to state as a belief.

39. Please revise to clarify what you mean by "excellent application synergies" in the third sentence of the second paragraph in this section.

40. Please revise to clarify what you mean by "cost advantages" in the third paragraph of this section by providing quantitative information.

41. Please revise to remove the word "completely" in the last sentence of the second paragraph in this section or provide us with the basis for the statement.

42. Please revise to clarify what you mean by "refined stevia."

Stevia as a Commercial Product, page 21

43. We note your disclosure on page 21 regarding the testing of "certain proprietary formulations which incorporate stevia extracts for the purpose of fertilizer and feed applications" and your disclosure that "commercial trials" of these formulations are on-going. Please revise to provide additional information regarding these tests, including the size of such tests, the cost, whether you are using a third party to conduct such tests, a brief description of the data you are testing for, whether these tests are for the purpose of receiving government approval and a clarification of what you mean by "commercial trials" and "formulations." In addition, please revise to disclose how you have been testing the use of stevia extracts for feed for shrimp, feed for livestock, granular fertilizer and foliar spray when the "initial stevia harvests using the formulations are anticipated for the third quarter of 2012."

44. Please revise the first sentences in the second and third paragraphs to state as a belief. In addition, please revise to clarify what you mean by "core competency."

45. Please tell us the basis for your belief that stevia can be used as a safe feed additive that improves the growth rate and health of animals.

46. Please tell us the basis for your belief that "no major company has established a line of stevia feed additives to date."

Products and Services, page 21

47. We note your disclosure that you are "focusing on securing such strains and adapting them to local growing environments." Please revise to disclose whether you have obtained any such strains and whether they have been adapted for local growing environment. In addition, please revise to briefly describe the steps of this aspect of your business plan, including a timeline and budget.

48. Please revise the first, second, third and fourth sentences in the second paragraph on page 22 to state as beliefs or explain to us why that is not necessary.

Land Use, page 22

49. Please revise to briefly describe what you mean by "contract farming" and "plantation models."

Our Key Contracts and Relationships, page 22

Growers Synergy, page 22

50. Please revise to disclose the costs associated with your farm management service provider.

51. Please revise to include a brief description of your "technology partners" and the material terms of your relationship with such partners. In addition, please file the partnership agreements as exhibits.

Tech-New Bio-Technology, page 23

52. Please revise to disclose whether you have sold any dry stevia plant product to TechNew under this agreement. In addition, please revise to disclose how the price of the dry stevia plant product is determined under the contract, whether there is a maximum amount of such product that TechNew will acquire and the duration of the agreement.

Independent Grower Relationships, page 23

53. Please revise to disclose the material terms of your initial purchase agreements.

Our Farm Management Services and Intellectual Property, page 23

54. Please expand this description to include a discussion of your patents, trademarks and licenses, including the duration, pursuant to Item 101(h)(4)(vii) of Regulation S-K.

55. Please revise to clarify that there is no guarantee that you will be successful in developing a portfolio of "highly efficient and environmentally friendly crop products."

Our Competitive Advantage, page 24

56. Please revise the first and second sentences of the second paragraph of the section to state as beliefs. In addition, please balance this disclosure by discussing the challenges you face, including your current lack of sufficient financing to fund your business operations.

57. Please revise the third paragraph to clarify what you mean by a "guaranteed market" for their stevia as your agreement with TechNew, as described here, seems to limit you to selling your Stevia leaves to only TechNew.

Market Trends and Segments, page 24

58. Please tell us the basis for your statement regarding the trends in your industry and your statements on page 25 that there is increasing consumer confidence in stevia as a sugar substitute.

Regulation, page 25

59. With a view towards revised disclosure, please tell us whether there is a need for any government approval for your products or services. If government approval is necessary and you have not yet received approval, please discuss the status of the approval within the government approval process pursuant to Item 101(h)(viii) of Regulation S-K.

Marketing, page 26

60. Please revise to disclose the material terms of the cooperative agreements disclosed in the second paragraph of this section.

Product Alternatives, page 26

61. Please tell us your basis for your statement that "few companies possess a comprehensive knowledge of stevia."

62. Please revise to provide quantitative information to clarify what you mean by your statement that "the market is growing so rapidly" on page 26.

63. Please revise to provide a brief explanation of "fermentation-derived stevia."

64. Please revise to disclose the 'high-value crops" you intend to use and tell us why you believe these crops are "high value."

Directors and Executive Officers, page 32

65. Please provide the basis for your statement that "Mr. Blankenbaker has been leading the development of high Reb-A stevia farming in Vietnam."

66. Please revise to disclose the position that Mr. Blankenbaker had with Agri-Food & Veterinary Authority of Singapore.

67. Please revise to remove the words "extensive" on page 32 in your paragraph regarding Mr. Blankenbaker as this is subjective.

Director Compensation, page 33

68. Please revise to include the Director Compensation Table pursuant to Section 402(r) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 34

69. Please revise to disclose the 500,000 shares of common stock owned by Growers Synergy in the column for Mr. Blankenbaker as it appears that he is the beneficial owner of these shares.

Certain Relationships and Related Party Transactions and Director Independence, page 34

70. We note that Mr. Blankenbaker is the president, director and stockholder of Growers Synergy. Please add a risk factor that addresses the potential conflict of interest of your sole officer's and director's role as the owner and manager of Growers Synergy or tell us why this is not necessary. In addition, with a view towards revised disclosure, tell us how much time Mr. Blankenbaker devotes to your business.

Part II

Recent Sales of Unregistered Securities, page 94

Promissory Notes, page 94

71. Please revise to clarify, if true, that these notes are no longer outstanding.

Undertakings, page 98

   72. Please revise to include the undertaking in Item 512(h) of Regulation S-K.

Exhibit 5.1

   73. We note that the opinion is limited to the laws of the State of California. However, it
       appears that Nevada is your state of incorporation. Please provide an opinion under the
       laws of Nevada .

   74. Please have counsel revise the opinion to cover the Purchase Shares as such shares are
       currently outstanding.

Exhibit 10.8

   75. Please be advised that should an adverse change occur pursuant to Section 7.2(e) of the
       Equity Purchase Agreement, such occurrence should act to terminate the entire equity
       line agreement, rather than to allow the investor to reject a put or delay acceptance of the
       securities. Please confirm that this provision functions to terminate the entire equity line
       agreement or advise.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

       Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

   • should the Commission or the staff, acting pursuant to delegated authority, declare the
     filing effective, it does not foreclose the Commission from taking any action with respect
     to the filing;

   • the action of the Commission or the staff, acting pursuant to delegated authority, in
     declaring the filing effective, does not relieve the company from its full responsibility for
     the adequacy and accuracy of the disclosure in the filing; and

   • the company may not assert staff comments and the declaration of effectiveness as a
     defense in any proceeding initiated by the Commission or any person under the federal
     securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3750 with other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: Via E-mail
        Saxon Peters
        Greenberg Traurig, LLP